SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                   SEC File Number  000-50728
                                                   CUSIP Number  36114F103

                          NOTIFICATION OF LATE FILING

(Check One):

               [   ] Form 10-K [   ] Form 20-F [   ] Form 11-K
              [ X ] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

         For Period Ended:  June 30, 2004

         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR

         For the Transition Period Ended:____________________________

         Read Instructions (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I.-REGISTRANT INFORMATION


     Full Name of Registrant

                  Futures Portfolio Fund, Limited Partnership


     Address of Principal Executive Office (Street and Number)

                          c/o Steben & Company, Inc.
                         2099 Gaither Road, Suite 200
                           Rockville, Maryland 20850

PART II.-RULE 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     X         (a) The reasons described in reasonable detail in Part III of
   ----    this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition
     X     report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or
   ----    portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   N/A         (c) The accountant's statement or other exhibit required by
  -----    Rule 12b-25(c) has been attached if applicable.

PART III.-NARRATIVE


     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Futures Portfolio Fund, Limited Partnership's (the "Fund") first quarter financial statements, for the period ended March 31, 2004, the first quarter following the Fund's initial filing of the Registration Statement on Form 10, have not yet been finalized.

     Upon completion of the Fund's first quarter 2004 financial statements, the Fund's quarterly report for the quarter ending June 30, 2004 will be completed and filed with the Securities and Exchange Commission on Form 10-Q

PART IV.-OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Michael D. Bulley                 (240)                  631-9010
----------------------------------------------------------------------------
(Name)                         (Area code)          (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                   X  Yes                        No
                  ---                       ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                      Yes                    X   No
                  ---                       ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Futures Portfolio Fund, Limited Partnership (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 13, 2004

By:      /s/  Michael D. Bulley
         -----------------------
         Michael D. Bulley
         Chief Financial Officer